Financial forecast for 2014 Date of events: 2014/01/28 Contents:

1.	Fiscal year of the financial forecast: 2014

2.	Type of financial forecast: Condensed

3.	Date of board of directors resolution: 2014/01/28

4.	Date of preparation, correction, or updating of the financial forecast: 2014/01/16

5.	Reason for preparation of the financial forecast: Voluntary publicity

6.	Reason for the correction or update and monetary amount affected: N/A

7.	Any other matters that need to be specified: The information therein is predictive and will not necessarily be fully realized in the future, and that reference to the Company's significant accounting policy and summary of basic assumptions.